DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549 Tel (202) 551-3317

July 21, 2011	BY COURIER

Re:      Dane Exploration Inc.
Registration Statement on Form S-1
Filed February 25, 2011
File No. 333-172450

Dear Mr. Schwall

Thank you for your comment letter of March 24, 2011 regarding Dane Exploration Inc.'s registration statement filed on February 25, 2011.

The attached report provides responses to your comments and accompanies an Amended Form S-1. Each comment from your letter has been reproduced, followed by an explanation of how each recommended change to the Form S-1 was addressed and/or provides supplemental information to respond to the comment. Additionally, enclosed are four redlined and four clean copies of the Form S-1 Amendment, one clean copy of which has been originally signed.

Additionally per your suggestion, Dane Exploration Inc. (the 'Company') herein requests acceleration of the effective date of our pending registration statement on Form S-1. Please accept the following as the written statement from our Company that you require, acknowledging our understanding and acceptance that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare Dane Exploration Inc.'s Form S-1 filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please Note:
The following explanations includes stylistic usage wherein Dane Exploration Inc. is referenced in a variety of ways. To avoid confusion in the reading of the following report, I note that wording which includes the words:  'I,' 'We,' 'Our,' 'Us,' 'Dane Exploration,' 'Dane,' or 'the Company,' are the responses of myself, David Christie, in my role as President & CEO and Sole Director of Dane Exploration Inc.

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Please address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

In response to your comment, cross-reference data and information in the S-1 Amendment have been harmonized throughout the document.

2.
Insofar as Mr. Christie serves as your sole officer, director and stockholder, please disclose whether Mr. Christie or any others participating in the preparation of the registration statement have personally visited the Judy 1 and McDane Mountain properties, and if so, disclose when such visit(s) took place. If there have been no such visits, provide appropriate Risk Factors disclosure in that regard.

In response to your comment, we report that Dane's geological consultant Mr. S.G. Diakow (who is also the vendor of the claims) last visited the claim site August 10, 2010, but as of the date of this response letter, David Christie has not yet visited the Judy 1 and McDame Mountain properties.

To provide information regarding this matter, the following risk factor has been added to the S-1 Amendment:

On Page 7 (corresponding to page 7 in original S-1), within the 'Risks Related to Our Company' section:

There is a risk that we have not properly evaluated the potential benefit of our claims because our President and Sole Director has not personally visited the Judy 1 and McDame Mountain Properties.

The Judy 1 and McDame Mountain claim properties have not yet been visited by our President and Sole Director. This fact potentially compromises the Company's assessment of the potential value of the claims and the Company's ability to properly assess all factors which may impact our exploration plans.

3.	Explain to us in necessary detail each of the following items:

●	who prepared the registration statement;

●
what basis the preparer had or source(s) upon which he or she relied in drafting the prospectus, and clarify the source of statements like “appears favorable for the discovery of epithermal gold and silver deposits” (page 26) and “attractive mineral potential” (page 64);

●	who formulated the initial exploration program described at pages 64-67;

●	how Mr. Christie met Mr. Daikow; and

●	why Mr. Christie selected the Judy 1 and McDame Mountain properties.

We may have additional comments based on your responses.

In response to your comment:

●
David Christie prepared the Form S-1 template based on research on EDGAR of other Form S-1 filings done by non-related companies. Mr. Christie was supported by technical assistance from the company's contracted bookkeeper Mr. John Dawe who prepared the Company's financial statements and supplied editing and administration services, including coordinating with Dane's EDGAR agent to file the Form S-1 to EDGAR.

●
In regards to statements such as "appears favorable for the discovery of epithermal gold and silver deposits" (page 26 in original S-1) and "attractive mineral potential" (page 64 in original S-1), Dane relied upon information included in a report which Mr. Gerry Diakow provided to the Company during negotiations for purchase of the claims from Mr. Diakow.

●
Mr. S.G. Diakow formed the initial exploration program described at pages 67-71 (corresponding to pages  64-67 in original S-1).

Recognizing that these facts may be of interest to potential investors, the following disclosures have been added to Dane's S-1 Amendment:

Page 7 (corresponding to page 7 in original S-1)

There is a risk that our assessment of the potential benefit of our property claims and our plans for exploration may be faulty because we have based these on a report provided to us by the vendor of the property claims.

We have not yet performed any exploration work on our property claims and have based a large part of our assessment of the Judy 1 and McDame Mountains claims on a report provided to us by the vendor of the claims, Mr. S.G. Diakow. We have also based our exploration plans largely on the recommendations included in Mr. Diakow's report. If Mr. Diakow's report is false, incorrect, misstated, or Mr. Diakow's analysis has been over-valued by Dane, this could have a material adverse effect on our ability to raise funds and the survival of the Company.

●
David Christie and Gerry Diakow met after Mr. Diakow called Mr. Christie to offer to sell him the Judy 1 and McDame Mountain mineral claims. Mr. Christie had not met Mr. Diakow prior to this call and Mr. Diakow had learned of Mr. Christie's interest in purchasing mineral claims from a mutual business friend. Mr. Diakow is well known in the British Columbia mining community and is one of the most active prospectors in the Cassiar region. Mr. Diakow first worked in the Cassiar Mountains in 1974 with Union Carbide Exploration  Limited and has returned almost every year since then to independently explore for both gold-silver and base metals deposits.

●
Mr. Christie selected the Judy 1 and McDame Mountain properties based on his evaluation of Mr. Diakow's report regarding the properties and his own knowledge of the successful history of other mining operations in the Cassiar region of British Columbia. Mr. Christie focused his analysis on the fact that the claims are comprised of prospective gold and silver properties and this may be attractive to investors due to the high current prices for both of these precious metals. Additionally, the properties have not previously been drilled and offer potential for a grass roots exploration program.

4.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that Mr. Christie did not found Dane Exploration at least in part due to his plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

In response to your comment, it is confirmed here that David Christie did not found Dane Exploration Inc., at least in part, to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Additionally, it is confirmed here that there is no such present intention.

5.
If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

●	Mr. Christie;
●	named legal counsel; and
●	any others who participated in the preparation of the prospectus disclosure.

In response to your comment, it is confirmed here that neither David Christie,  nor bookkeeper John Dawe, have any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission. As to named legal counsel, Michael J. Morrison, he had no involvement of whatsoever nature in the preparation of the Form S-1 or prospectus, but rather, was engaged solely to provide an opinion as to the legality of the shares, as set forth in Exhibit 5 to the Form S-1.

6.
If anyone identified in comment five has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

In response to your comment, except as noted below, none of the named parties have during the last ten years had any experience related to any start-up mining or other new company which subsequently: (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves. The exception herein is that some clients to whom Mr. Dawe has provided contracted bookkeeping services have made CEO changes during the normal course of their business operations.

7.	In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

In response to your comment, Dane has no plans now or in the future to engage in mergers or acquisitions with other companies or entities.

8.
As noted in a number of these comments, you provide incomplete, stale, or inconsistent disclosure throughout your document. Please substantially revise the prospectus so that the disclosure you provide is current, accurate, and complete. For example, we note the following inconsistencies or incomplete references, and further explanation is required to reconcile the various statements, if you do not delete or further support them. In your letter of response, explain how you have addressed each such statement:

●	“… or at what price shares will be purchased” (fee table, footnote 2);
●	expenses estimates vary throughout the document, including on the cover page, at pages 13 and 16, in the “Other expenses” disclosure (which does not include estimated legal fees), and elsewhere;
●	“our subsidiaries” (page 1);
●	you refer to “this current report” (page 4);
●	references in the plural to “certain key individuals” and “our directors and senior officers” (page 9);
●	reference to David Christie as “her” (page 10);

●	suggestion that the terms and definitions “may have been used … in this registration statement,” rather than only including applicable terms (page 40);
●	reference to “the minimum offering amount” (page 64);
●
you “appointed Mr. Christie as our sole director and officer due to his experience in mining and business operations,” without clarifying who “we” is in this context, nor explaining why he was appointed when he was the founder and sole officer, etc. (page 73);

●	suggestion that you have raised $25,000 through “private placements” (page 70);
●	suggestion at page 74 that the disclosure is “To the best of our knowledge,” when in fact Mr. Christie knows each of the listed points and is the person signing the registration statement;
●	“Except as otherwise indicated” disclaimer language at page 76, all relating to Mr. Christie (see prior bullet point); and
●	“We are subject to … and, accordingly, file current and periodic reports,” etc. (page 78).

In response to your comment, Dane's S-1 has been substantially revised so that it is current, accurate, and complete.

In regard to the specific corrections noted, the following inconsistencies or incomplete references, and further explanations required to reconcile the various statements have been changed as follows:

●	The sentence “… or at what price shares will be purchased” has been deleted in the fee table, footnote 2 (corresponding to fee table, footnote 2 in original S-1);

●
Expenses estimates have been harmonized throughout the S-1 Amendment and specifically changes have been made on: Prospectus cover page; page 3 (corresponding to page 3 in original S-1), page 14 (corresponding to page 13 in original S-1), page 15 (corresponding to page 14 in original S-1),

●	The wording “our subsidiaries” on pages 1 & 22 (corresponding to pages 1 & 22 in original S-1) has been deleted;

●	The wording “this current report” on page 4 (corresponding to page 4 in original S-1) has been deleted;

●	references in the plural to “certain key individuals” and “our directors and senior officers” page 10 (corresponding to page 9 in original S-1) has been amended;

●	reference to David Christie as “her” page 11 (corresponding to page 10 in original S-1) has been corrected;

●
suggestion that the terms and definitions “may have been used … in this registration statement,” rather than only including applicable terms page 42 (corresponding to page 40 in original S-1) has been eliminated and only the terms and definitions which specifically apply are now shown; reference to “the minimum offering amount” page 67 (corresponding to page 64 in original S-1) has been amended to reference: "If we cannot raise at least 10% of the funds from this offering...";

●
to clarify the following meaning of the wording on page 77 (corresponding to page 73 in original S-1) which stated: “...appointed Mr. Christie as our sole director and officer due to his experience in mining and business operations,” the following sentence has been added to page 2 of the S-1 Amendment:

The Offering

Unless otherwise indicated, any reference to ‘Dane’, 'Dane Exploration', ‘We’, ‘Us’, ‘Our’ or the ‘Company’, refers to Dane Exploration Inc. Dane Exploration Inc. is managed by a sole officer and director, this being Mr. David Christie. Throughout this registration statement, descriptions of actions by Dane Exploration Inc. which include the words 'We', 'Our', 'Us', or 'the Company', solely represent the actions of Mr. David Christie.

●
The statement: "we have raised $25,000 through private placements of our common shares”, has been changed to: "...we have raised $25,000 though our President's purchase of common shares..." page 74 (corresponding to page 70 in original S-1);

●	Wording on page 78 (corresponding to page 74 in original S-1) that stated the disclosure is “To the best of our knowledge,” has been changed to: "Mr. Christie has not, during the past ten years:";

The disclaimer which included the words: “Except as otherwise indicated” at page 81 (corresponding to page 76 in original S-1) has been amended to state: "The beneficial owner of the common stock listed above, based on information furnished by him, has  sole investment and voting power with respect to such shares, subject to community property laws where applicable.";

And;

●	Wording that: “We are subject to…and, accordingly, file current and periodic reports,” etc. page 83 (corresponding to page 78 in original S-1) has been deleted.

9.	Limit your prospectus cover page to one page, and clarify that there is no minimum offering size.

In response to your comment, the prospectus cover page has been re-formatted to encompass one page and the offering size wording has been changed to state: "There is No Minimum Number of Shares to be Sold in This Offering."

Forward-Looking Statements, page 1

10.
The safe harbor provided by the PSLRA of 1995 does not apply to statements made by an issuer of penny stock, nor does it apply to statements which are made in connection with an initial public offering. Also, it appears incorrect to suggest that the word “will” identifies a forward-looking statement in this context. If you retain this section, please revise it and the related disclosure at page 63 accordingly. Also, eliminate the suggestion that the prospectus information “is accurate only as of the date of the prospectus.”

In response to your comment, wording of the two noted forward-looking statements descriptions have been amended as follows:

Page 1 (corresponding to page 1 in original S-1):

Certain information contained in this Prospectus, including any information as to our strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements.” Forward-looking statements are by their nature subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

This Prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Page 66 (corresponding to page 63 in original S-1):

Certain information contained in this Management Discussion and Analysis, including any information as to our strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements.” Forward-looking statements are by their nature subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Risk Factors and Uncertainties, page 4

11.
Please revise the caption for this section so that it refers only to “Risk Factors.” Also provide precise captions to identify the particular risk you describe in each case. For example, we note the caption “Trends, Risks and Uncertainties” at page 13.

In response to your comment, in addition to the other risk factor changes noted in this letter, we have amended the Risk Factors section as follows. This includes removal of the words "and Uncertainties" from the Risk Factors title:

Risks Associated With Mining:

Page 5 (corresponding to page 5 in original S-1)

(This change also cross-references to your comment #12):

Original caption wording (word deletions underlined):
All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

Amended caption wording (changes bolded):
All of our properties are in the exploration stage and therefore highly speculative in nature. We may not be able to establish the existence of any mineral resource on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource in a commercially exploitable quantity, our business could fail.

For your reference, we also note wording within this risk factor was amended as follows:

Original risk factor wording (word deletions underlined):
Despite work on our exploration properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business could fail.

Amended risk factor wording:
We have not established that any of our mineral properties contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business could fail.

Page 5 (corresponding to page 5 in original S-1):

Original caption wording:
Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Amended caption wording (changes bolded):
Mineral operations are subject to applicable law and government regulation which may block our ability to explore or develop our claims. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

For your reference, we also note wording within this risk factor was amended as follows (these changes also cross-references to your comment #12):

Original risk factor wording (word deletions underlined):
We believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Amended risk factor wording (changes bolded):
We are in compliance with all material laws and regulations that currently apply to our activities but current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, we may not be able to obtain or maintain all permits necessary for our future operations, or obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Page 6 (corresponding to page 7 in original S-1):

Original caption wording:
The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

Amended caption wording (changes bolded):
The mining industry is highly competitive and, in addition to risks directly related to our current exploration plans, there is no assurance that we will continue to be successful in acquiring mineral claims or to exploit any minerals we may discover. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

For your reference, we also note that the following wording within the risk factor noted above was amended as follows:

Original risk factor wording:
The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties. While we compete with other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

In identifying...

Amended risk factor wording (changes bolded):
The mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies who are either exploring existing mineral resource properties or seeking to locate and acquire mineral resource properties. However, we may need to compete with different competitors for the removal or sales of mineral products from our properties if we should eventually discover the presence of minerals in quantities sufficient to make production economically feasible. All of these activities involve different management, geological and engineering skills and we may fail if we are unable to fund, recruit and develop the personnel necessary to fulfill all these roles.

Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce. However, in identifying...

Risks Related To Our Company:

Page 7 (corresponding to page 7 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

We have a limited operating history on which to base an evaluation of our business and prospects.

Original risk factor wording (word deletion underlined):
We have been in the business of exploring mineral resource properties since March 3, 2010 and we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties...

Amended risk factor wording:
We have been in the business of exploring mineral resource properties since March 3, 2010 and we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition of our mineral properties...

Page 8 (corresponding to page 8 in original S-1):

Original caption wording:
Our Property Claims are Presently Held in Trust for Us by an Unrelated Third Party.

Amended caption wording (changes bolded):
Our property claims are presently held in trust for us by an unrelated third party which may put us at risk if there were a dispute with this third party, or if there were malfeasance on the part of this third party.

Page 8 (corresponding to page 8 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

Our mineral claims have an expiration date and we must make minimum mandatory exploration expenditures in order to maintain our mineral claims.

Original risk factor wording:
The Judy 1 claim Tenure 735182 presently expires on July 19, 2011 and the McDame Mountain claim tenure 821402 presently has an expiry date July 19, 2011. A mineral exploration license is issued for one year. In order to maintain the claims, we must we must perform work on the claims or pay a fee in lieu of work expenditures. As long as the fees are paid, no work has to be performed to maintain the claims in good order. The renewal fees may increase in the future. In order to maintain title in good standing it is necessary for the Company or its agent to perform and record physical or other acceptable work with a value of $3.90 per  hectare during fiscal years 2011 to 2014 and $7.80 per hectare in subsequent years or pay the equivalent sum as cash in lieu of work. Failure to do work or pay the cash in lieu will result in forfeiture of title. These costs translate to $2,449 per year for fiscal years 2011 to 2014 and $$4,898 subsequently. Failure on our part to make the required expenditures, resulting in the loss of our claims, would have a material adverse effect on the financial condition of our company.

Amended risk factor wording (wording changes bolded):
The Judy 1 claim Tenure 735182 and the McDame Mountain claim tenure 821402 originally each had expiry dates of July 19, 2011, but have each been extended to expiry dates of October 19, 2011 through the payment of fees in lieu of work. A mineral exploration license is issued for one year. In order to maintain the claims, we must we must perform work on the claims or pay a fee in lieu of work expenditures. As long as the fees are paid, no work has to be performed to maintain the claims in good order. The renewal fees may increase in the future. In order to maintain title in good standing it is necessary for the Company or its agent to perform and record physical or other acceptable work with a value of $4.00 per  hectare during the first three anniversary periods of: (i) July 20, 2011 to July 19, 2012; (ii) July 20, 2012 to July 19, 2013; (iii) July 20, 2013 to July 19, 2014; and then $8.00 per hectare in subsequent anniversary year periods or pay the equivalent sum as cash in lieu of work. Failure to do work or pay the cash in lieu will result in forfeiture of title. These costs translate to $1,815 for the remainder of the first anniversary period which expires July 19, 2012; $2,512 per year for the next two anniversary periods; and then $5,024 per year for each subsequent anniversary year. Failure on our part to make the required expenditures or payments in lieu of work would result in the loss of our claims and would have a material adverse effect on the financial condition of our company.

Page 9 (corresponding to page 8 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

Our activities will be subject to environmental and other industry regulations which could have an adverse effect on our financial condition.

Original risk factor wording:
...
(second paragraph)
The operations of our company include exploration and development activities and commencement of production on our properties, which requires permits from various federal, state, provincial and local governmental authorities and such operations are and will be governed by laws and...

Amended risk factor wording (wording changes bolded):
...
(second paragraph)
The operations of our company include exploration; and may include development activities and commencement of production on our properties, which requires permits from various federal, state, provincial and local governmental authorities and such operations are and will be governed by laws and...

Page 9 (corresponding to page 9 in original S-1):

For your reference, we also note that financial information within the following risk factor was updated and wording was amended as follows:

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

Original risk factor wording (word deletions underlined) (these changes cross-reference to your comments #12 and #16):
We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. At December 31, 2010, we had cash in the amount of $4,295 and net working capital of $5,420. We incurred a net loss of $(19,580) for the period from March 3, 2010 (inception) to December 31, 2010. We estimate our average monthly operating expenses to be approximately $1,000 to $20,000, including mineral property costs, management services and administrative costs. Should the results of our planned exploration require us to increase our current operating budget, we may have to raise additional funds to meet our currently budgeted operating requirements for the next 12 months. As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing from traditional lending sources. To date we have raised our operating capital from sales of equity securities, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business would fail.

These circumstances have lead our independent registered public accounting firm, in their audit report included in this Form S-1, to comment about our company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements and/or public offerings of its capital stock and may also raise funds through shareholder loans from our President. These conditions raise substantial doubt about our company’s ability to continue as a going concern. Although there are no assurances that management’s plans will be realized, management believes that our company will be able to continue operations in the future. Our financial statements...

Amended risk factor wording (changes bolded):

We have not generated any revenue from operations since our incorporation and we anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and we build and operate a mine. At June 30, 2010, we had cash in the amount of $4,162; a prepaid expense balance of $350; and a working capital deficit of $(1,297). We incurred a net loss of $(26,297) for the period from March 3, 2010 (inception) to June 30, 2011. If we are successful in only selling 10% of the common shares included in this offering to raise gross proceeds of $50,000, we expect to be able to fund Phases One and Two of our exploration plans and will be able to cover administrative expenses for a period of twelve to eighteen months. If we are not successful in selling any of the common shares included in this offering, we will not have sufficient financial resources to fund our exploration program and will have only limited funds to cover our administrative expenses. In this event, we will need to find other sources of capital and may become insolvent and fail if we are unsuccessful in these efforts and any investment made into our company will be lost in its entirety.

Because we do not know of a lender who would provide funds for us to explore and develop our mineral properties, we expect it will probably be difficult or impossible to raise debt financing from traditional lending sources. To date we have raised our operating capital from sales of founder shares to, and receipt of shareholder advances from, our President, but there can be no assurance that we will continue to be able to do so because our President has limited financial resources. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, our business will fail.

These circumstances have lead our independent registered public accounting firm, in their audit report included in this Form S-1, to comment about our company’s ability to continue as a going concern. Management's primary funding strategy is to raise additional capital through this public offering of its capital stock. These conditions raise substantial doubt about our company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and potential classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event our company cannot continue in existence.

Page 10 (corresponding to page 10 in original S-1):

Original caption and risk factor wordings:
We require substantial funds merely to determine whether commercial precious metal deposits exist on our properties.

Any potential development and production of our exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists. Such programs require substantial additional funds. Any decision to further expand our operations on these exploration properties is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:...

Amended caption and risk factor wordings (changes bolded):
We require substantial funds merely to determine whether commercial precious metal deposits exist on our properties and this creates a significant risk that we will fail.

Any potential development and production of our exploration properties depends upon the results of exploration programs and/or feasibility studies and the recommendations of duly qualified engineers and geologists. Such programs require substantial additional funds. Any decision to further expand our operations on these exploration properties entails significant risks and is anticipated to involve consideration and evaluation of several significant factors including, but not limited to:

Page 11 (corresponding to page 10 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

Original caption and risk factor wording (word deletions underlined):
Our management has no technical training and limited experience in mineral activities and consequently our activities, earnings and ultimate financial success could be irreparably harmed.

Our management has no technical training and limited experience with exploring for, starting, and operating a mine....

Amended caption and risk factor wording (changes bolded):
Our management has no formal geological or engineering training and limited experience in mineral activities and consequently our activities, earnings and ultimate financial success could be irreparably harmed.

Our management has no formal geological or engineering training and limited experience with exploring for, starting, and operating a mine....

Risks Associated With This Offering of Our Common Stock:

Page 12 (corresponding to page 11 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

While Dane expects to apply for quotation on the OTC Bulletin Board, we may not be approved, and even if approved, we may not be approved for trading on the OTC Bulletin Board; therefore shareholders may not have a market to sell their shares, either in the near term or in the long term, or both.

Original risk factor wording (word deletion underlined) (these changes cross-reference to your comment #12):
...While we expect to apply to the OTC Bulletin Board (‘OTCBB’) service of the Financial Industry Regulatory Authority (‘FINRA’), we may not...our stock may then be traded on the Pink Sheets trading facility (‘Pink Sheets’) and the market for resale of our shares would decrease dramatically, if not be eliminated.

Amended risk factor wording (changes bolded):
...We plan to apply for a listing on the OTC Bulletin Board (‘OTCBB’) service of the Financial Industry Regulatory Authority (‘FINRA’), but we may not...our stock may then be solely traded on the Pink Sheets trading facility (‘Pink Sheets’) and the market for resale of our shares would decrease, if not be eliminated.

Page 13 (corresponding to page 12 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

Because we do not have an Escrow or Trust Account for Investor’s Subscriptions, if we file for Bankruptcy Protection or are forced into Bankruptcy Protection, Investors will lose their entire investment.

Original risk factor wording (word deletions underlined):
...As such, you will lose your investment and your funds will be used to pay creditors and will not be used for the sourcing and sale of promotional products.

Amended risk factor wording (changes bolded):
...As such, you will lose your investment and your funds will be used to pay creditors and will not be used for the purpose of mineral exploration.

Other Risks:

Page 14 (corresponding to page 13 in original S-1):

For your reference, we also note wording within the following risk factor was amended as follows:

Dane has limited financial resources at present, and proceeds from the offering may not be used to fully develop its business.

Original risk factor wording (word deletions underlined):
...As of December 31, 2010 we had $4,295 of cash on hand and expected to incur expenses of approximately $2,750 related to the filing of this Form S-1...

Amended risk factor wording (changes bolded):
...As of June 30, 2011 we had cash on hand of $4,162 plus a prepaid expense balance of $350 and expected to incur further expenses of approximately $1,858 related to the filing of this Form S-1...

Page 14 (corresponding to page 13 in original S-1):

Original caption and risk factor wordings (word deletions underlined):

Trends, Risks and Uncertainties.

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock, including those which may not be noted in the above risk factors descriptions.

Amended caption and risk factor wordings (changes bolded):

We are unable to predict and articulate all trends, risks and uncertainties which may negatively impact our business and/or your investment.

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all risk factors before making an investment decision with respect to our common stock, including those which may not be noted in the above risk factors descriptions.

12.
Revise to eliminate text which mitigates the risks you discuss, including statements like “We believe that we are in compliance with all material laws and regulations” (page 6) and some mitigating text in proximity to “although” or “while.” Also, state the risks plainly and directly rather than referring to “no assurance” of particular outcomes.

In response to your comment, in addition to the other amendments noted in this letter, we have amended the following statements as follows:

Page 4 (corresponding to page 5 in original S-1):

Original risk factor wording (word deletions underlined):
Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis....

Amended risk factor wording (changes bolded):
Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot predict whether minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Page 6 (corresponding to page 6 in original S-1):

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

Original risk factor wording (word deletions underlined):

If we do discover ...Although we may derive substantial benefits from the discovery of a major deposit....

Amended risk factor wording (changes bolded):
If we do discover...If we were to discover a major mineral deposit...

Page 27 (corresponding to page 24 in original S-1):

DESCRIPTION  OF BUSINNESS
...
Market, Customers and Distribution Methods

Original section wording (word deletions underlined):
Although there can be no assurance, a large and well capitalized markets are readily available for all metals and precious metals throughout the world. A very sophisticated...

Amended section wording (changes bolded):
Large and well capitalized markets are readily available for all metals and precious metals throughout the world. A very sophisticated...

Overview of Regulatory, Economic and Environmental Issues

Original section wording (word deletions underlined):
...
(sixth paragraph)
...We conduct our operations so as to protect the public health and environment and believe our operations are in compliance...

Amended section wording (changes bolded):
...
(sixth paragraph)
...We conduct our operations so as to protect the public health and environment and our operations are presently in compliance...

13.
Add a new risk factor to identify the risks that result from Mr. Christie controlling the company due to his positions and the number of shares he holds. Make clear that he will be able to continue to run the company as he sees fit regardless of the number of shares purchased in this offering.

In response to your comment, the following risk factor has been added:

Page 12 (corresponding to page 11 in original S-1):

Risks Associated With This Offering of Our Common Stock:

Irrespective of the increased ownership of Dane which may result from successful sales of shares under this offering, our CEO and Sole Director will in all cases retain voting control of the Company due to his majority ownership position and this may negatively impact the interests of other shareholders.

If the maximum number of shares being offered in this prospectus are successfully sold to investors, our CEO and Sole Director's ownership share of Dane will decrease to only 67% of total common shares of the Company which are issued and outstanding. This fact provides our CEO and Sole Director with effective continuing voting control of our Company and this may negatively impact other investors if our CEO does not act in their interests, or administer the Company effectively, because other shareholders will not be able to successfully vote to remove our CEO and Sole Director from his positions with the Company.

Plan of Distribution, page 20

14.
We note your disclosure that “[t]his offering will continue for the longer of: (i) 90 days after this registration statement becomes effective with the Securities and Exchange Commission, or (ii) the date on which all 25,000,000 shares registered hereunder have been sold.” Please reconcile this statement with your previous disclosure on the cover page and elsewhere on page 20 that the offering will continue “for the earlier of” the referenced periods, and also explain the disclosure at page 67 suggesting that the offering proceeds “can be raised within 120 days.”

In response to your comment, on the prospectus cover page and in two places on page 21 (corresponding to page 20 in original S-1) this timing reference has been changed to reflect either: "This offering will continue for the earlier of: (i) 180 days after this registration statement becomes effective with the Securities and Exchange Commission, or (ii) the date on which all 25,000,000 shares registered hereunder have been sold."; or, "This offering will terminate upon the earlier to occur of: (i) 180 days after this registration statement becomes effective with the Securities and Exchange Commission; or (ii) the date on which all 25,000,000 shares registered hereunder have been sold."

Additionally, the following wording has been deleted on page 71 (corresponding to page 67 in original S-1):

Original section wording (word deletions underlined):
Potential investors must be aware that there is no guarantee or assurance that the Company will be successful in raising any of the estimated proceeds.
 ...

Currently management estimates the proceeds from this offering can be raised within 120 days if and when the prospectus herein is deemed effective by the SEC. Contingent upon this offering and once the proceeds are raised, Phase One is planned to begin in July 2011. We currently do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for either of these exploration programs and do not plan on obtaining any such retention until the proceeds from this offering are raised.

Amended section wording (wording changes bolded):
Potential investors must be aware that there is no guarantee or assurance that the Company will be successful in raising any of the estimated proceeds.
...
Apart from Mr. S.G. Diakow, we currently do not have any verbal or written agreement regarding the retention of any qualified engineers or geologists for our exploration program and do not plan on obtaining any such retention until the proceeds from this offering are raised.

Description of Business, page 22

15.
Although you “intend to be in the business of mineral property exploration” and have acquired the right to conduct exploration activities on two properties, we note that you appear to have limited financial resources and have not commenced operations. Please expand this section to discuss your business plan in greater detail. For example, discuss in greater detail:

●	the experience of your sole officer in executing your business plan of acquiring, exploring, and developing properties for gold and silver;
●	your timetable for completing the three phases of your initial exploration program, and any circumstances that could cause you to delay or revise your schedule;
●	the geological technicians and consultants whom you plan to employ or engage on an independent contractor basis;
●	the amount of resources currently on hand; and
●	how you will proceed if you sell for example only 10% of the shares included in the registration statement.

In response to your comment, we have amended the Description of Business section as follows:

Page 23 (corresponding to page 22 in original S-1) addition of following paragraph:

Experience of our Chief Executive Officer

David Christie was born in British Columbia, Canada where he currently resides. In 1978 he earned a Bachelor of Commerce degree from the University of British Columbia and after graduation started and successfully ran an international close-out merchandise import and wholesale business until 1994. During this period and to current date, he has also been an active investor in the stock market and follows market events closely. In 1994, Mr. Christie entered mortgage brokering field by joining Reliable Mortgage Corporation where he qualified to be licensed as a mortgage broker and worked there until 1998. In 1998, he moved to mortgage broker Rala Investments Inc, and has been registered with that firm as a mortgage broker through to the present date. Mr. Christie also presently holds the position of Manager at KYC Management Inc, a financial consulting firm. Mr. Christie expects to be able to spend up to 10 hours per week on the development of Dane Exploration Inc. at no cost to the Company.

Between 1972 to 1974, Mr. Christie held a Free Miners License issued by the British Columbia and Yukon Chamber of Mines which provided him the right to prospect in all unclaimed areas throughout British Columbia and the Yukon Territory. His exploration and mining experience includes owning claims and directly working as an on-site prospector on a small gold and silver exploration project. This project was located in and around the Dominion-Sulphur Placer Area, Yukon, Canada and specifically focused on Dominion Creek, Gold Run Creek and Sulphur Creek. The project ran from 1972 to 1974 and the staff complement included Mr. Christie and a business partner. The partners shared responsibility for all duties including: claim staking; filing and acquisition of claims; developing an exploration plan; purchasing supplies and logistics for movement of supplies to work sites; performing exploration work; cooking and camp management; health and safety; preparation of samples for assay; assay administration; and remediation of the work-sites.

Corresponding changes to include the above referenced data have also been made on pages 72 and 77 (corresponding to pages 68 and 73 in original S-1) in the Operational Developments to Current Date and Directors and Executive Officers sections.

Additionally as follows, we have added information to the Description of Business section which: names S.G. Diakow as our geological consultant and exploration site manager; reports our current assets on hand; and describes how we will proceed if only 10% of the shares included in offering are sold:

Page 23 (corresponding to page 22 in original S-1) addition of following paragraph:

Working Capital

We presently have cash on hand of $4,162 in cash and prepaid expenses balance of $350.

If we are successful in only selling 10% of the common shares included in this offering to raise gross proceeds of $50,000, we expect to be able to fund Phases One and Two of our exploration plans and will be able to cover administrative expenses for a period of twelve to eighteen months.

If we are not successful in selling any of the common shares included in this offering, we will not have sufficient financial resources to fund our exploration program and will have only limited funds to cover our administrative expenses. In this event, we will need to find other sources of capital and may become insolvent and fail if we are unsuccessful in these efforts.

Page 25 (corresponding to page 24 in original S-1) addition of following paragraphs:

Geological Consultant

We have an agreement with Mr. S.G. Diakow to provide geological consulting services and to act as our exploration site manager. Geological staff will be recruited by Mr. Diakow from geological consultants who have worked with him in the area, plus local aboriginal geological technicians and workers located in the nearby Village of Good Hope Lake.

Mr. Diakow is well known in the British Columbia mining community and is one of the most active prospectors in the Cassiar region. Mr. Diakow first worked in the Cassiar Mountains in 1974 with Union Carbide Exploration  Limited and has returned almost every year since then to independently explore for both gold-silver and base metals deposits.

16.
In that regard, clarify throughout your document at what point you would not have enough liquidity to remain solvent, as well as what amount you need to pursue the plans you describe. For example, we note the general disclosure at page 9 regarding your “average” operating expenses. At page 63, you suggest that the amount you raise “would last an estimated 12 months,” without quantifying the amount you assume for that purpose. You refer in general terms to the risk of not being able to “sell our stock and raise money” at page 2, and at page 64 you refer to raising “at least the minimum offering amount” and your success being dependent “upon raising a minimum of 25% of the proceeds from this offering.” Provide corresponding Risk Factors disclosure, as appropriate.

In response to your comment, we have made the following amendments (these amendments also cross-reference to your Comment #15):

Page 2 (corresponding to page 2 in original S-1):

Original paragraph wording (word deletions underlined):
Dane is offering up to 25,000,000 shares...If we are unable to sell our stock and raise money, our business will fail as we will be unable to complete our business plan and any investment made into our company will be lost in its entirety.

Amended paragraph wording (changes bolded):

If we are successful in only selling 10% of the common shares included in this offering to raise gross proceeds of $50,000, we expect to be able to fund Phases One and Two of our exploration plans and will be able to cover administrative expenses for a period of twelve to eighteen months. If we are not successful in selling any of the common shares included in this offering, we will not have sufficient financial resources to fund our exploration program and will have only limited funds to cover our administrative expenses. In this event, we will need to find other sources of capital and may become insolvent and fail if we are unsuccessful in these efforts and any investment made into our company will be lost in its entirety.

Page 9 (corresponding to page 9 in original S-1)

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

Working Capital

We presently have cash on hand of $4,162 in cash and prepaid expenses balance of $350.

If we are successful in only selling 10% of the common shares included in this offering to raise gross proceeds of $50,000, we expect to be able to fund Phases One and Two of our exploration plans and will be able to cover administrative expenses for a period of twelve to eighteen months.

If we are not successful in selling any of the common shares included in this offering, we will not have sufficient financial resources to fund our exploration program and will have only limited funds to cover our administrative expenses. In this event, we will need to find other sources of capital and may become insolvent and fail if we are unsuccessful in these efforts.

Page 66 (corresponding to page 63 in original S-1):

Original paragraph wording (word deletions underlined):
Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve (12) months. Our auditors’ opinion is based on the uncertainty of our ability to establish profitable operations. The opinion results from the fact that we have not generated any revenues. Accordingly, we must raise cash from sources other than operations. Our only sources for cash at this time are shareholder loans from our President and investment by others in our Company. We must raise cash to implement our project and begin our operations. The money we raise in this offering would last an estimated 12 months, however we will require additional beyond the proceeds raised in this offering getting to a level of operations.

Amended paragraph wording (changes bolded):
Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business. Our auditors’ opinion is based on the uncertainty of our ability to establish profitable operations. The opinion results from the fact that we have not generated any revenues. Accordingly, we must raise cash from sources other than operations. If we are successful in only selling 10% of the common shares included in this offering to raise gross proceeds of $50,000, we expect to be able to fund Phases One and Two of our exploration plans and will be able to cover administrative expenses for a period of twelve to eighteen months. If we are not successful in selling any of the common shares included in this offering, we will not have sufficient financial resources to fund our exploration program and will have only limited funds to cover our administrative expenses. In this event, we will need to find other sources of capital and may become insolvent and fail if we are unsuccessful in these efforts and any investment made into our company will be lost in its entirety.

Page 67 (corresponding to page 64 in original S-1):

Original paragraph wording (word deletions underlined):
The Company’s ability to commence operations is entirely dependent upon the proceeds to be raised in this offering. If we cannot raise at least the minimum offering amount, we will be unable to establish a base of operations, without which it will be unable to begin to generate any revenues in the future. If we do not produce sufficient cash flow to support its operations over the next 12 months, the Company...

Amended paragraph wording (changes bolded):
The Company’s ability to commence operations is entirely dependent upon the proceeds to be raised in this offering. If we cannot raise at least 10% of the funds from this offering, we will be unable to establish a base of operations, without which we will be unable to begin to generate any revenues in the future. If we do not produce sufficient cash flow to support our operations, the Company...

And:
Original paragraph wording (word deletions underlined):
The success of our business plan is dependent upon raising a minimum of 25% of the proceeds from this offering...

Amended paragraph wording (changes bolded):
The success of our business plan is dependent upon raising a minimum of 10% of the proceeds from this offering...

17.
Discuss in necessary detail any agreements or understanding with Mr. Christie to provide financing, such as the “shareholder loans from our President” to which you refer at pages 9 and 63. We also refer you to the disclosure at page 51 in note 6 in that regard.

In response to your comment, we have revised references to "shareholder loans from our President" at pages 9 and 64 as follows:

Page 9 (corresponding to page 9 in original S-1) (cross-reference to your Comment #11):

The fact that we have not earned any operating revenues since our incorporation raises substantial doubt about our ability to continue to explore our mineral properties as a going concern.

Original risk factor wording (word deletions underlined):
...As we cannot assure a lender that we will be able to successfully explore and develop our mineral properties, we will probably find it difficult to raise debt financing from traditional lending sources. To date we have raised our operating capital from sales of equity securities, but there can be no assurance that we will continue to be able to do so. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business would fail.

These circumstances have lead our independent registered public accounting firm, in their audit report included in this Form S-1, to comment about our company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements and/or public offerings of its capital stock and may also raise funds through shareholder loans from our President. These conditions raise substantial doubt about our company’s ability to continue as a going concern. Although there are no assurances that management’s plans will be realized, management believes that our company will be able to continue operations in the future. Our financial statements...

Amended risk factor wording (changes bolded):

Because we do not know of a lender who would provide funds for us to explore and develop our mineral properties, we expect it will probably be difficult or impossible to raise debt financing from traditional lending sources. To date we have raised our operating capital from sales of founder shares to, and receipt of shareholder advances from, our President, but there can be no assurance that we will continue to be able to do so because our President has limited financial resources. If we cannot raise the money that we need to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, our business will fail.

These circumstances have lead our independent registered public accounting firm, in their audit report included in this Form S-1, to comment about our company’s ability to continue as a going concern. Management's primary funding strategy is to raise additional capital through this public offering of its capital stock. These conditions raise substantial doubt about our company’s ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and potential classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event our company cannot continue in existence.

Page 67 (corresponding to page 64 in original S-1) (cross-reference to your Comment #11):

Original wording (word deletions underlined):
Other than reimbursement to our President and CEO of incorporation fees, which are have been recorded as due to him in the form of shareholder loans, the Company has not paid for any expenses on behalf of any director.

Amended wording (changes bolded):
Other than expected reimbursement to our President and CEO of incorporation fees, which are have been recorded as due to him in the form of shareholder advances which are recorded as a short term accounts payable, the Company has not incurred or paid for any expenses on behalf of any director.

Additionally, we have revised the Notes to Financial Statements disclosure at page 54 (corresponding to page 51 in original S-1) for the nine month period ended June 30, 2011, as follows (cross-reference to your Comment #8):

Original wording (word deletions underlined):
Generally accepted...The continuation of the Company is dependent upon the continuing financial support of stockholders of the Company. As of December 31, 2010, we projected the Company would need additional cash resources to operate during the upcoming 12 months. The Company intends to attempt to acquire additional operating capital through shareholder loans from its president and private equity offerings to the public and existing investors to fund its business plan. However, there is no assurance that equity or debt offerings will successfully raise sufficient funds to assure the eventual profitability of the Company...

Amended wording (changes bolded):
Generally accepted...The continuation of the Company is dependent upon it raising additional capital. As of June 30, 2011, we projected the Company would need additional cash resources to fund its exploration plans and ongoing administrative expenses. The Company intends to attempt to acquire additional operating capital through a public offering of 25,000,000 common shares at $0.02 per share, however, there is no assurance that this equity offering will successfully raise sufficient funds to assure the eventual profitability of the Company...

Operational Developments to Current Date, page 68

18.
Revise the disclosure here and at page 73 to clarify precisely what Mr. Christie is doing now “to assemble a skilled team of mining industry professionals,” as you suggest at page 68. We note the statement at page 71 that you have “no intention of hiring employees over the next twelve months.”

In response to your comment, the statement: "Mr. Christie is now working to assemble a skilled team of mining industry professionals with a focus to creating and enhancing shareholder value in the years ahead", has been removed from pages 72 and 77 (corresponding to pages 68 and 73 in original S-1).

Engineering Comments

Environmental Regulations, page 25

19.
We note you are subject to environmental permitting requirements of the Canadian and British Columbian governments. Please revise your filing and disclose a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

In response to your comment, the following paragraph has been added:

Page 28 (corresponding to page 25 in original S-1)

The British Columbia Ministry of Energy, Mines and  Petroleum Resources ('BC Mines') is responsible for exploration permitting and the Canadian Federal Government becomes involved at a later stage when the project is further developed and meets standards which requires Federal environmental permit approvals. Phase Two of our proposed exploration program will require approval of an application to BC Mines which is expected to take approximately six weeks. During this six week period BC Mines will also refer the permit application to aboriginal stakeholders, which in this case is the Dease River Band, for a period of 15 days.

History, Page 34

20.
We note your disclosure in this section, referring to other mineral properties and their associated reserves/resources that exist in the proximity of your property. Item 102 of Regulation S-K and Industry Guide 7 call for disclosure about your property, not adjacent or nearby properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

In response to your comment, references to work performed by other companies in the surrounding area have been deleted and the following paragraphs have been substituted for the History and Geology and Mineral Potential of the Judy 1 and McDame Mountain Claim Area sections:

Page 38 (corresponding to page 34 in original S-1)

Geology of Claims

The ground covered by the Judy claim group appears from maps in H. Gabrielse Memoir 319 to be underlain by Devonian Sylvester Group rocks that are in contact with Cassiar intrusives. The Judy Claims were located by map-staking following the British Columbia Mineral Titles Online process by Mr. S.G. Diakow. They are situated northeast of the Cassiar Batholith. and are located in Ancestral North America terrain in the northwesterly continuation of the Cassiar intrusives. In the vicinity of the Judy Claims there is a Cornucopia occurrence located on Quartzrock Creek about 9 kilometers east of Cassiar. This area is within the Sylvester allochthon, which is composed of Devonian-Triassic volcanic, sedimentary and ultramafic rocks, and these same rocks underlay the Judy Claims. The allochthon is locally bounded by the Cassiar batholilth to the west and overlies Paleozoic platformal rocks to the east.

Mineral Potential of the Judy 1 and McDame Mountain Claim Area

Mr. Diakow has been on the claim properties and reports that the properties have not previously been drilled; and that numerous quartz veins can be observed. These veins have not been sampled and therefore little is known about mineralization associated with the veins.

21.
As you are incorporated in Nevada, you are not eligible to rely upon the exception set forth in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. You must comply with the Industry Guide and may not disclose reserves other than proven or probable reserves in your filings with the SEC. Please revise your filing accordingly.

In response to your comment, on page 38 of the S-1 Amendment (corresponding to pages 34 & 35 in original S-1) all references to specific reserves reported by other companies have been deleted.

Plan of operations, page 64

22.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

In response to your comment, the following paragraphs have been added:

Page 68 (corresponding to page 64 in original S-1)

Sampling will consist of two quite different methods. One during the prospecting stage of exploration and a second, more formal procedure, during the drilling stage of exploration.

The first stage will include collecting grab samples of outcropping quartz veins or other types of mineralized rock. These will be recorded as to: location; type of material; and other geological factors and they will be bagged and numbered in the field and then kept in secure storage under a chain of custody until they are shipped by commercial carrier to a accredited laboratory for analysis. Soil samples collected during this stage of exploration will also be treated with the same secure storage and chain of custody.

In the second stage, diamond drill core will be sampled and shipped with a more formal set of rules governing Quality Assurance/Quality Control. The core will be logged, tagged, photographed, split and sampled by a geologist and a geological technician working under the geologists direction and 5% of the samples sent to the laboratory will be either blind duplicates or blanks (a commercial chicken grit) and/or standards (these standard samples are purchased from a separate lab that specializes in preparing standard samples). This process of adding 5% of non-site samples will be used because it provides a mechanism to check the assay laboratory's work. Under this method, the assay laboratory that does the analysis is not aware of which samples are genuine core samples and which samples are being used as a measurement of the labs analysis accuracy.

I would also like to thank you for your patience regarding the timing of this letter, the reasons for which I explained to Ms. Alexandra Ledbetter during a recent telephone call.

I trust the foregoing will meet your requirements and look forward to your response.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie
David Christie
President and CEO

cc:        Mr. Michael J. Morrison

/Enclosures